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                                                               EXHIBIT 1



October 31, 1997



Dear Shareholder:

Pinnacle Banc Group, Inc. reported net income of $4,663,000, or $0.61 per fully diluted share, for the third quarter of 1997, compared with $1,185,000, or $0.18 per share earned in the third quarter of 1996. For the first nine months of 1997, net income totalled $10,845,000 or $1.43 per share, compared with $4,979,000, or $0.76 per share, earned in the first nine months of 1996, a per share increase of 88%. The return on average equity for the first nine months of 1997 was 15.4% and the return on average assets amounted to 1.42%.

The primary factors contributing to the earnings increase for the third quarter and first nine months of 1997 versus the same periods one year earlier were increases in net interest income and higher net gains on the sale of securities. Net interest income increased 31% for the first nine months of 1997 compared with the same period one year earlier. The increase was the result of a 25% rise in average earning assets. In addition, Pinnacle's net interest margin was 3.78% for the third quarter of 1997 compared to 3.57% for the same three months of 1996. On a year-to-date comparable basis, the margin was up 14 basis points.

Net securities gains of $3,187,000 for the third quarter and $5,753,000 for the first nine months of 1997 were recorded compared to a minimal amount of net securities gains (losses) in the same periods of 1996. The net gains on a year to date basis in 1997 consisted of gains of $2.8 million recorded on the sale of equity securities as part of Pinnacle's equity investment program in other financial institutions and net gains of $2.9 million from the sale of U. S. Treasury securities as part of Pinnacle's slope program. All of the net securities gains recorded in the third quarter of 1997 related to the sale of U. S. Treasury securities. At September 30, 1997, the U. S. Treasury portfolio had an average remaining maturity of 35 months and unrealized appreciation of $1.4 million. At the same date, Pinnacle's equity portfolio of investments in other financial institutions had unrealized appreciation of $15.2 million. All investment securities held by Pinnacle are classified as available for sale and, as a result, unrealized appreciation on an after-tax basis is recorded as part of Pinnacle's stockholders' equity.

Other operating income increased 30% for the third quarter and 19% for the first nine months of 1997 compared to the same periods of one year ago. Other operating expense was up 2% and 12% for the quarter and year to date, respectively. The increases in these categories were attributable to an acquisition completed one year ago.

Total consolidated assets amounted to $1.020 billion, down 7% from the same quarter end in 1996. Total loans were $510 million compared to $522 million in the third quarter of 1996, a 2% decrease. Total deposits were down 5% to $838 million. The balance sheet decreases were primarily the result of a decrease in purchased real estate loans and in higher cost deposits which were obtained in the acquisition. Stockholders' equity totalled $109 million at September 30, 1997 resulting in a book value per share of $14.60, an increase of 12% over the third quarter end of 1996.

Non-performing assets totalled $7,890,000 at September 30, 1997, a decrease of $2,453,000, or 24%, from the amount at year end. The allowance for loan losses was $7,996,000, or 1.57% of loans at quarter end. Non-performing assets at September 30, 1997 were 1.55% of total loans plus other real estate owned, and amounted to 0.77% of total assets.

At the Board of Directors' meeting on October 21, 1997, the Board declared a dividend of $0.22 per share payable on November 13 to shareholders of record as of November 3.

Very truly yours,

/s/ JOHN J. GLEASON, JR.

John J. Gleason, Jr.
Vice Chairman and
Chief Executive Officer

                              PINNACLE BANC GROUP, INC.
                                FINANCIAL HIGHLIGHTS
                                     (UNAUDITED)


                    (DOLLARS IN THOUSANDS, EXCEPT PER SHARE DATA)
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                                    QUARTER ENDED
                                     SEPTEMBER 30            YEAR TO DATE
                                ----------------------   ---------------------
                                  1997         1996       1997         1996
                                -------      -------     -------      -------
INCOME STATEMENT
   Net interest income           $8,462       $6,560     $24,928      $18,988
   Provision for loan losses          0            0           0            0
   Net securities gains (losses)  3,187           (1)      5,753          132
   Non-interest income            2,229        1,721       6,222        5,228
   Non-interest expense           6,862        6,703      20,532       18,291
   Provision for income taxes     2,353          392       5,526        1,078
   Net income                     4,663        1,185      10,845        4,979

BALANCE SHEET (END OF PERIOD)
Total assets                 $1,019,615   $1,095,360
Loans                           509,789      522,408
Portfolio funds                 427,577      482,446
Deposits                        837,706      886,181
Debt                             20,625       26,050
Stockholders' equity            109,464      101,182

PER SHARE DATA
Earnings per share               $ 0.61       $ 0.18      $ 1.43       $ 0.76
Book value                        14.60        13.07       14.60        13.07
Dividends                          0.22         0.21        0.66         0.63
Cash earnings per share            0.70         0.26        1.67         0.98
Tangible book value               11.44         9.68       11.44         9.68

RATIOS
Return on average equity          19.6 %        6.7 %       15.4%        9.4 %
Return on average assets           1.86         0.57        1.42         0.81
Net interest margin                3.78         3.57        3.66         3.52
Non-performing assets /
  total assets                     0.77         1.16        0.77         1.16

MARKET DATA
  Stock price range
  (DURING THE QUARTER):
High                             $24.25       $20.17
Low                               21.00        18.50
Close                             24.25        18.67
Annual dividend rate               0.88         0.83

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